UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

RESTATEMENT OF PREVIOUSLY REPORTED

US GAAP RECONCILIATIONS

In the course of preparing its annual report on Form 20-F for the year ended December 31, 2004 for filing with the U.S. Securities and Exchange Commission, ARCADIS NV identified some errors in its prior reconciliation of certain financial measures as prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP) to accounting principles generally accepted in the United States (US GAAP).  Following this review, ARCADIS NV has recognized the need to restate the US GAAP reconciliations of its financial statements for these periods. In total, the effect of the reconciliation adjustments has resulted in:

•                  A EUR 2.3 million increase in net income in accordance with US GAAP for 2003 to EUR 22.6 million, from the previously reported EUR 20.3 million; and

•                  A decrease in shareholder’s equity in accordance with US GAAP of EUR 1.7 million for each of 2000, 2001 and 2002, and an increase in shareholders’ equity in accordance with US GAAP of EUR 0.4 million for 2003.

The adjustments are presented in the tables below. The company has consulted its independent auditor and audit committee on this matter, and expects to file its Form 20-F reflecting the corrections by June 13, 2005. The company’s financial statements as prepared in accordance with Dutch GAAP are not affected by the US GAAP reconciliation adjustments.

Net Income in Accordance with US GAAP

The first adjustment relates to an actuarial accounting issue. Over 2003, contributions made by employees to the pension fund were mistakenly presented as costs accounted for by ARCADIS NV.  Net income in accordance with US GAAP as restated is presented in the table below:

US GAAP Reconciliation Adjustments (Amounts in millions of euros, except per share amounts)	2003

Net income, as reported earlier	20.342
Adjustment for decrease in pension costs	3.480
Tax effect	(1.218)

Restated net income	22.604

Basic net income per share, as reported earlier	1.00
Diluted net income per share, as reported earlier	1.00

Restated basic net income per share*	1.13
Restated diluted net income per share*	1.13

*                     The higher per share income is not only caused by the adjustment in pension costs, but also by a reduction in the number of shares used to calculate income per share, as shares purchased by the company for option plans are excluded from this calculation. The original number of shares used to calculate basic net income per share in 2003 was 20,363,726, which mistakenly included 358,512 treasury shares purchased for option plans. The corrected number of shares is 20,005,214. The original number of shares used to calculate diluted net income per share in 2003 was 20,374,632. The corrected number of shares is 20,069,107.

Shareholders’ Equity in Accordance with US GAAP

The second adjustment relates to certain items identified during the company’s implementation of International Financial Reporting Standards (IFRS).

To comply with EU regulations ARCADIS has to prepare its Dutch financial statements over 2005 (including comparative figures over 2004) in accordance with IFRS. In the course of preparing the IFRS opening balance sheet as of January 1, 2004 some accounting issues came to our attention that should have been taken into account in past US GAAP reconciliations. The effect on the shareholders’ equity in accordance with US GAAP would not have been affected materially and there would not have been any effect on net income.

In the Form 20-F for the year ended December 31, 2004 all items are taken into account as reconciling items in the reconciliation of shareholders’ equity from Dutch GAAP to US GAAP. The comparative figures for 2003 have been adjusted as well as the shareholders’ equity for fiscal years 2000, 2001 and 2002.

Work-in-progress

For ARCADIS there are two differences between Dutch GAAP and US GAAP in accounting for work in progress. Under Dutch GAAP, proposal cost are capitalized as project-related costs. These costs may not be capitalized under US GAAP and, as a consequence, the work in progress should be reduced by EUR 2.5 million. The second difference relates to general overhead costs. Under Dutch GAAP general overhead costs were considered as costs for projects, resulting, in case of loss making projects, in an excess loss provision of EUR 0.6 million. Overall, the adjustments to work in progress lead to a reconciling item in the reconciliation of shareholders’ equity in the five-year period ended 2004 of EUR 1.9 million before taxes.

Deferred compensation

For a relatively small number of staff members, jubilee payments are in place. For these payments a provision should be accounted for under US GAAP of EUR 1.0 million.

Doubtful debtors

Under Dutch GAAP some provisions for doubtful debtors were accounted for that do not qualify under US GAAP. Therefore an amount of EUR 0.2 million has been taken into account as a reconciling item in shareholders’ equity.

Taxes

The tax amount reflects the amount of income tax over the above-mentioned reconciling items.

US GAAP Reconciliation Adjustments (Amounts are in millions of euros.)	2003	2002	2001	2000

Shareholder’s equity, as reported earlier	172.9	164.6	230.0	210.2
Adjustments:
Pensions	3.3	—	—	—
Work in progress	(1.9)	(1.9)	(1.9)	(1.9)
Deferred compensation	(1.0)	(1.0)	(1.0)	(1.0)
Provision for doubtful debtors	0.2	0.2	0.2	0.2
Taxes	(0.2)	1.0	1.0	1.0

Restated shareholder’s equity	173.3	162.9	228.3	208.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: June 10, 2005	By:	/s/ Harrie L.J. Noy
Harrie L. J. Noy
Executive Board Chairman